FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration No. 333 - 259457 January 3, 2022

DISCLAIMER FGI Industries Ltd. (the “Company” or the “Issuer” ) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents t he Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by emailing [ ] . Certain matters discussed in this presentation contain forward - looking statements concerning our business, operations and financial performance and conditions, as well as our plans, objectives and expectations for our business operations and financial performance and condi tio n . These statements may be preceded by, followed by or include the words “may,” “expect,” “will,” “will likely result,” “should,” “estimate,” “pl an” and other similar expressions that are predictions of or indicate future events and future trends. These forward - looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. Risks and uncertainties that could cause our actual results to differ from those expres sed in, or implied by, our forward - looking statements include, but are not limited to, the levels of residential repair and remodel activity, and to a less er extent, new home construction; our ability to maintain our strong brands and reputation and to develop innovative products; our ability to mai nta in our competitive position in our industries; our reliance on key suppliers and customers; the length and severity of the ongoing COVID - 19 pandemi c, including its impact on domestic and international economic activity, consumer confidence, our production capabilities, our employees and our supp ly chain; the cost and availability of materials and the imposition of tariffs; risks associated with our international operations and global strate gie s; our ability to achieve the anticipated benefits of our strategic initiatives; our ability to successfully execute our acquisition strategy and integrate bu sinesses that we may acquire; risks associated with our reliance on information systems and technology, and our ability to achieve the anticipated be nefits from our investments in new technology; our ability to attract, develop and retain talented and diverse personnel; our ability to obta in additional capital to finance our planned operations; regulatory developments in the United States and internationally; our ability to establish an d m aintain intellectual property protection for our products, as well as our ability to operate our business without infringing the intellectual prop ert y rights of others; and other risks and uncertainties, including those listed under the caption “Risk Factors” in the prospectus for this offering. T hes e forward - looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the in dus try in which we operate, and management’s beliefs and assumptions are not guarantees of future performance or development and involve known a nd unknown risks, uncertainties and other factors that are in some cases beyond our control. In light of the significant uncertainties in these fo rward - looking statements, you should not rely upon forward - looking statements as predictions of future events. Any forward - looking statements and projections made by third parties included in this Presentation are not adopted by our company and we are not responsible for these third - party statements and projections. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward - looking statements. Please refer to our registration statement on Form S - 1, which is available on the SEC’s website ( www.sec.gov ), for a full discussion of the risks and other factors that may impact any forward - looking statements in this Presentation. 2

DISCLAIMER MARKET, INDUSTRY AND OTHER DATA This presentation includes market and industry data and forecasts that the Company has developed from independent research reports, publicly available information, various industry publications, other published industry sources or the Company’s internal data and estimates. Independent research reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although the Company believes that the publications and reports are reliable, the Company has not independently verified the data and makes no representation or warranty with respect to the accuracy of such information. Any and all trademarks and trade names referred to in this presentation are the property of their respective owners. The Company’s internal data, estimates and forecasts are based on information obtained from trade and business organizations and other contacts in the markets in which it operates and management’s understanding of industry conditions. Although the Company believes that such information is reliable, the Company has not had such information verified by any independent sources. 3

THE OFFERING 4 Issuer FGI Industries Ltd. Transaction Type Initial Public Offering Anticipated NASDAQ Symbol: FGI Shares Offered: 2,500,000 (100% Primary) IPO Price Range: $6.00 – $8.00 Overallotment Option: 15% (100% Primary) Pre - Offering, Fully diluted Shares Outstanding: 7,000,000 Use of Proceeds: Potential mergers, acquisitions or other strategic capital allocation priorities and for working capital and general corporate purposes Book Running Managers: The Benchmark Company Northland Capital Markets

ABOUT US

FGI is a leading "B-to-B" global supplier of Kitchen & Bath products with an industry-leading reputation for Innovation, Quality & Service developed over 30 years in conjunction with our parent company, Foremost Groups Ltd.



- SANITARYWARE - 64% (TOILETS & SEATS, SINKS & PEDESTALS)
- BATH FURNITURE - 28% (VANITIES, MIRRORS, CABINETS)
- OTHER - 8% (CUSTOM KITCHEN CABINETRY, SHOWER DOORS/WALLS)



- REPAIR/REMODEL - 83%
- NEW CONSTRUCTION - 17%



- USA - 62%
- CANADA - 26%
- EU - 12%



- PRIVATE LABELS - 61%
- OWNED BRANDS - 39%



- MASS RETAIL -41%
- WHOLESALE/ COMMERCIAL -34%
- E-COMMERCE - 21%
- SPECIALTY - 4%



- OUTSOURCED - 75%
- AFFILIATE MANUFACTURING - 25%

**Affiliate-manufacturing consists of products made at our previous holding company. % are estimates normalizing for the impact of Sino-US trade disruptions.*



ALL SALES INFORMATION ON THIS SLIDE IS AS OF FY2020

5

FGI

EXECUTIVE MANAGEMENT TEAM John Chen is the Executive Chairman of FGI Industries. Prior to his election, Mr. Chen spent the past 2 years serving as Executive Vice President of Corporate Development for Foremost Groups, Ltd. Prior to that he spent 11 years in the investment management industry as an equity research analyst and 2 years as a securities lawyer. Mr. Chen earned a Bachelor of Arts from the University of Chicago and a Juris Doctor from Georgetown University Law Center. JOHN S. CHEN EXECUTIVE CHAIRMAN David Bruce is the CEO and President of FGI Industries. Prior to his election, Mr. Bruce served as the Executive Vice President of the Kitchen & Bath division for Foremost Groups, Inc. and had been with the company for 23 years. Prior to Foremost, Mr. Bruce spent 8 years in the Merchandising Department of Rickel Home Centers in New Jersey engaged in multiple roles including Bath Merchant and Senior Buyer for bath and plumbing. Mr. Bruce holds a B.S. Degree in Management from Kean University in New Jersey. DAVE BRUCE CHIEF EXECUTIVE OFFICER, DIRECTOR Perry Lin is the CFO of FGI Industries. Prior to his election Mr. Lin was the Vice President of Corporate Finance for Foremost Groups, Inc. and had been with the company for 11 years. Prior to joining Foremost, Mr. Lin served as audit manager at KPMG for ten years. Mr. Lin received a Bachelor’s degree in Accounting from Tamkang University in Taiwan and a Master’s in Business Administration from Quincy University. Mr. Lin is also a certified public accountant and a member of the American Institute of Certified Public Accountants. PERRY LIN CHIEF FINANCIAL OFFICER 6

FINANCIAL MILESTONES | $130MM+ REVENUE BUSINESS Revenue growth in 2020 despite intense macro - economic pressures | 2 1 % GROSS MARGINS Continued margin improvement strategy | CASH CONVERSION $5.9mm in 2020 net cash provided by operating activities and $4.7mm in 2020 net income with 121% of 2020 net income converted into free cash flow* | $4.7MM OF NET INCOME Strong growth in 2020 vs. 2019 | 4.7% OPERATING INCOME MARGINS Significant improvement in 2020 | STRONG BALANCE SHEET Low net debt relative to earnings FGI has a demonstrated history of organic growth, profitability and financial strength despite facing significant macro - economic challenges (tariff wars, COVID - 19) ALL SALES INFORMATION ON THIS SLIDE IS AS OF FY2020 *FREE CASH FLOW IS A NON - GAAP FINANCIAL MEASURE. PLEASE SEE SLIDE 24 FOR A RECONCILIATION OF FREE CASH FLOW TO THE MOSTDIRECTLY COMPARABLE MEASURE CALCULATED IN ACCORDANCE WITH GAAP. 7

GLOBAL BUSINESS FOOTPRINT UNITED STATES & CANADA | EAST HANOVER, NEW JERSEY US Operations & Warehouse | HOBART, INDIANA Showerdoor Production Center Warehouse & Distribution | WOODLAND, CALIFORNIA Warehouse | TORONTO, CANADA Canada Operations & Warehouse EUROPE | DUSSELDORF, GERMANY European Operations ASIA | TANGSHAN, CHINA Product Purchasing & Development Center | TAIPEI Global Support Center GLOBAL SALES AND DISTRIBUTION GLOBAL MANUFACTURING, SOURCING AND SUPPORT CENTER 8

LARGE & GLOBAL CUSTOMER BASE USA & CANADA EU E - COMMERCE 9

DIVERSIFIED PRODUCT AND MARKET SEGMENTS BEST FGI BRANDS COMPETITORS BETTER GOOD By B y By By 10

HIGH L O W HIGH WELL - POSITIONED IN THE $ 100B+ GLOBAL KITCHEN & BATH MARKET HIGHER QUALITY MID - TO - HIGHER PRICE POINTS BETTER SUPPLY CHAIN BETTER OPERATIONS MORE POTENTIAL PRODUCT - CATEGORY OFFERINGS HIGHER GROWTH POTENTIAL FRAGMENTED SUPPLIERS 60%+ OF INDUSTRY 11

DURABLE COMPETITIVE ADVANTAGES | A DIVERSIFIED MIX OF PRODUCTS, MARKET SEGMENTS AND SALES CHANNELS • Wide range of price points with a focus on “mid plus” segment • Numerous selling channels, 000’s of different SKU sets | TRADITION OF STRONG INNOVATION • Leading ‘on - trend’ products developed through deep marketing, design and product development expertise (motto: Innovation, Quality, Service) • Products engineered to save water and minimize environmental footprint (e.g. “Massa” brand toilets) | DECADES - LONG, “STICKY”, RELATIONSHIPS WITH CUSTOMER AND SUPPLIER PARTNERS • Multi - year relationships with world - class customer base (end - to - end solutions provider) • Deep supply chain & sourcing expertise, long - term global manufacturing partners • Continued manufacturing and sourcing support from parent Foremost Groups • COVID - 19 and ensuing supply chain pressures have reinforced the durability of our reputation for Innovation, Quality and Service | COMMERCIAL BARRIERS AND INDUSTRY STABILITY • Numerous “moats” including a myriad of national, regional and local engineering and product regulations (“water exposure” regulations). • Low ‘obsolescence risk’ given manageable technological and design evolution – very stable industry 12

LARGE ADDRESSABLE MARKET WITH GDP+ GROWTH | The addressable market of FGI’s current product portfolio represents less than 50% of the global Kitchen & Bath product market (with over $150 billion of TAM) | The Repair & Remodel US market segment has generally experienced consistent and above - GDP growth rates over the past 25 years (~3 - 5% per year) | Underlying market growth driven by the pace of household formation, home price appreciation, strong housing turnover and the continued aging of the U.S. housing stock | Record - low home sale inventory and continued price appreciation are a tailwind for large - scale remodels 13 SOURCE: 2021 NATIONAL KITCHEN AND BATH ASSOCIATION, USA KI T CHEN MARKET $76.2 KITCHEN PRODUCTS 2021 BATH MARKET $82.4 BATHROOM PRODUCTS TOTAL KITCHEN & BATH $158.6 Medicine Cabinets $2 . 6 SUMMARY EST. 2021 RETAIL MARKET VALUE FOR THE KITCHEN AND BATH MARKETS (BN USD) Appliances $18.2 Bathroom Flooring $12.4 Cabinets $18.2 Showers $12.4 Countertops $14.0 Bathroom Vanities $10.3 Flooring $12.3 CURRENT Bathtubs $10.2 PRODUCT Sinks $4.5 CATEGORIES Bathroom Countertops $9.2 Lighting $3.7 Toilets $6.5 Ventilation $2.9 Bathroom Sinks $5.9 Faucets $2.4 Bathroom Lighting $5.3 Bathroom Faucets $4.3 Bathroom Ventilation $3.3

REPAIR AND REMODEL MARKETS PROVIDE STABLE GROWTH SOURCE: HIRI, US CENSUS AND FORTUNE BRANDS (TABLE 1); JOINT CENTER FOR HOUSING STUDIES OF HARVARD UNIVERSITY (TABLE 2) CONSISTENT YEAR - OVER - YEAR GROWTH IN R&R OUTSIDE OF EXTREME RECESSIONS YEARS HISTORICAL R&R GROWTH 15% 10% 5% 0% - 5% - 10% - 15% 2 0 19 2 0 20 19 9 5 1996 19 9 7 1998 1999 2000 20 0 1 20 0 2 20 0 3 2004 2005 2006 20 0 7 2008 2009 2 0 10 2 0 1 1 2 0 12 2 0 13 2 0 14 2 0 15 2 0 16 2 0 17 2 0 18 Average of HIRI Home improvement & Retail Sales of Building Materials RECESSION EXTREME R E CE S SIO N 14 SOURCE: 2021 NATIONAL KITCHEN AND BATH ASSOCIATION, USA 0% INDOOR KITCHEN 30% 40% 50% 60% 7 0% 20% 10% Prior to Pandemic Since Start of Pandemic 7 0% 64% PRIMARY BATHROOM 65% 65% 64% 65% PRIMARY BEDROOM FAMILY LIVING AREA 5 2% 49% HOME OFFICE WORKPLACE 30% 3 7 % GUEST BATHROOM 30% 30% 30% 27% 27% 27% 26% 27% OUTDOOR AREA GUEST BEDROOM FORMAL LIVING ROOM INDOOR ENTERTAINMENT AREA 23% 2 7 % FORMAL DINING AREA 21% 22% EXERCISE SPACE 15% 19% GUEST ROOM/SUITE 18% 18% 16% 18% PLAY AREAS/PLAYROOM OUTDOOR KITCHEN 10% 13% THE KITCHEN AND BATHROOM RANK MORE IMPORTANT THAN OTHER AREAS OF THE HOME – T HE PANDEMIC HAS REINFORCED THIS SHARE OF HOMEOWNERS INDICATING AREA OF HOME “EXTREMELY IMPORTANT”

CURRENT GLOBAL SUPPLY CHAIN PRESSURES | Global transit times have faced unprecedented pressures in 2021 (COVID - 19 in factories, shipping delays, etc ) | Container shipping prices along with raw materials have skyrocketed over the past year | Discussions with freight forwarders and logistics firms indicate these pressures will continue into 2022 | FGI has mitigated 2021 supply chain and cost pressures through a combination of price increases, SKU - mix adjustments and ongoing customer discussions | Supply chain and raw material pressure has eased since peaking in September. We expect to reap the benefits of our mitigation efforts through 2022. | Our customers continue to expect good end - market demand for our products; we are seeing customers focus towards resilient & reliable ‘top - tier’ suppliers such as FGI 15 45 40 35 30 2 0 19 2 0 20 2 0 21 50 55 60 65 70 SHIPPING TIMES LCL CHINA TO US $7,500 $ 5 , 000 $2,500 $0 M AY JUL SEP DEC This year Last year YEAR ON YEAR PRICING TRENDS 75 $ 10 , 0 00 $ 12 ,500 DEC FEB SOURCE: FREIGHTOS.COM DATA

KEY DRIVERS OF LONG - TERM SHAREHOLDER VALUE VALUE CREATION FORMULA: Well - a bove industry organic growth Material operating margin expansion Strong balance sheet + cashflow conversion Smart capital deployment Double - digit earnings growth “BPC” S TR A T E G Y 16 CAPITAL DEP L O YMENT STRATEGY ENHANCED FINANCIAL PERFORMANCE Grow brands, product categories and sales channels Focus on higher incremental margin sales opportunities Re - invest in core businesses with evergreen expansion opportunities Selective bolt - on acquisitions Excess free cashflow for dividends or repurchases Ongoing initiatives to boost operating margins Focused on “return on capital” discipline Cashflow and balance sheet management

B PC STRATEGY: BRANDS STRONG PRODUCT DEVELOPMENT FUTURE STRATEGY | 100% self - designed products | Product design teams in US, Asia and Europe | Recent investment into “3D” capabilities | Continue to focus on developing branded product categories | Will look for “bolt - on” opportunities to complement brand goals BATH KITCHEN OWNED BRANDS HAVE GONE FROM 0% TO OVER 39% OF SALES IN 11 YEARS 17 BETTER GROSS MARGIN | Brands have higher gross margins (better pricing) | Improving the quality, not just volume of brands | Multi - year brand development plan across multiple product segments

B P C STRATEGY: NEW PRODUCT CATEGORIES 2020 REVENUE EXISTING PRODUCTS - 75% NEW PRODUCTS - 25% FREE - STANDING TUBS AVENUE: MADISON JETCOAT: SHOWER WALL 18 FOREMOST: BRANTLEY CONTRAC: HYGIENIC SINK INTELLIGENT TOILETS

BP C STRATEGY: E - COMMERCE SALES & ANALYTICS STRATEGY | 21% of g roup sales in 2020 , we expect to continue increasing organically the share of e - commerce as a percentage of total sales in future fiscal years. | Establishing “key vendor” reputation with leading new - age customers including Wayfair.com, Build.com, etc. | Established Digital Sales & Data Team to assess market trends, product development & design and customer relationships via online/o ff line data analysis HOME PRODUCT CATEGORY ONLINE - PENETRATION RATES FGI E - COMMERCE SALES 2010 2020 OTHER - 98% E - COMMERCE - 2% OTHER - 79% E - COMMERCE - 21% OFFLINE ONLINE SOURCE: WAYFAIR USD BN 0 50 150 100 250 200 300 3 5 0 400 45 0 2017 2022 2 0 2 7 ANNUAL GROWTH RATE 15% <2% 19

BP C STRATEGY: COMMERCIAL & GEOGRAPHIC SALES CHANNELS FGI COMMERCIAL SALES CHANNEL EXAMPLE: GERMANY COMMERCIAL GEOGRAPHY 2010 2020 OTHER - 97% COMMERCIAL - 3% OTHER - 79% COMMERCIAL - 21% | Traditionally a mass - retail B - to - B business, FGI started to invest in growing local commercial channel partners in 2005 (catering to hospitality, builders, contractors, etc ) | Today, FGI is a leading supplier in the Canada commercial category | Looking to penetrate commercial channels in the US, which provide multi - billion dollar end market opportunities for FGI’s product lines 20 | Look for trusted international partners | Combine core competencies with superior designs | Leverage global platform for low - cost growth; capital - lite model | Unlimited growth potential | In 2005, found a trusted associate | Utilized existing FGI’s global product platform and corporate resources to minimize capital expenditure and operating expense | Small and medium market = less competition = more growth and profitability | $0 TO $15MM+ in sales in 10 years

ENHANCED FINANCIAL PERFORMANCE | LOW - CAPEX NEEDS FGI operates as a relatively capital - lite business model | EFFICIENT WORKING CAPITAL PLANNING We have a lean inventory management system that has seen through recent challenges (tariffs, COVID - 19) | CONSERVATIVE BALANCE SHEET We focus on liquidity and reasonable leverage ratios | RETURN ON CAPITAL DISCIPLINE Internal investments subject to company - wide 20%+ expected return on capital hurdle rates | MARGIN IMPROVEMENT Our growth and efficiency plans expect to generate continuous improvement in operating margins (ERP implementation shortly after IPO) 21

“BOLT - ON” STRATEGY 1 . MARKE T | Thousands of small suppliers | Evergreen product lines, categories and geographies | Look for good teams and product lines, not turnarounds EXAMPLE: SHOWER BUSINESSES EXAMPLE: CUSTOM KITCHENS | Built world - class cabinet production capability in Asia | Recruited top - tier talent from troubled US - firms | Well - positioned to grow US share and presence | Hired shower - door team from competitor | Grew the business to a $3.4mm Gross Profit business in short time 2. TARGETS 3. VALUE | Price is right | Must be financially accretive | Return on Capital > Cost of Capital | “Fit with FGI” core competencies | Complementary sales and distribution strategy | Opportunity for cost and revenue synergies | Will pursue large, strategic options if possible 22

FINANCIAL SUMMARY 23 (USD) 2019 2020 9mos 2020 9mos 2021 REVENUES 126,282,212 134,827,701 99,319,193 129,752,437 GROSS PROFIT 25,439,069 28,404,640 21,300,641 24,634,970 GROSS MARGINS 20.1% 21.2% 21.4% 19.0% SELLING AND DISTRIBUTION 14,917.601 15,487,306 11,352,436 12,635,857 GENERAL AND ADMINISTRATIVE 7,355,632 5,820,967 4,206,611 4,500,692 RESEARCH & DEVELOPMENT 703,779 814,254 640,529 486,156 INCOME FROM OPERATIONS 2,462,057 6,282,113 5,101,065 7,012,265 ADJUSTED INCOME FROM OPERATIONS 3,998,578 6,282,113 5,101,065 7,127,765 ADJUSTED OPERATING MARGINS 3.2% 4.7% 5.1% 5.5% NET INCOME 1,571,094 4,730,748 4,017,157 6,865,129 ADJUSTED NET INCOME 2,831,041 4,730,748 4,017,157 5,581,501 SHORT - TERM LOANS 8,207,165 11,074,383 $13,592,300 CASH 2,416,879 4,018,558 $3,200,396

FINANCIAL SUMMARY (continued)

USE OF NON-GAAP FINANCIAL MEASURES

In assessing the performance of our business, management utilizes a variety of financial and performance measures to assess our business performance, including to evaluate our ability to convert earnings from our operational performance to cash. Certain key measures include Adjusted Income from Operations, Adjusted Operating Margins, Adjusted Net Income and Free Cash Flow, all of which are non-GAAP financial measures. We define Adjusted Income from Operations as GAAP income from operations adjusted for the impact of certain non-recurring income and expenses such as expenses related to COVID-19 protocols and 2019 one-time antidumping/countervailing duty legal fees. We define Adjusted Net Income as GAAP net income adjusted for the tax-effected impact of certain non-recurring expenses and income, consisting of expenses related to COVID-19 protocols, 2019 one-time antidumping/countervailing duty legal fees and the impact of our PP loan. We define Adjusted Operating Margins as adjusted income from operations divided by net income. We define Free Cash Flow as net cash provided by (used in) operating activities less purchases of property and equipment. We calculate free cash flow conversion as Free Cash Flow divided by net income.

We believe that these non-GAAP measures are meaningful to our investors to enhance their understanding of our financial performance for the current and prior periods and our ability to generate cash flows from operations that are available for taxes, capital expenditures and debt service. When assessing our operating performance, investors and others should not consider this data in isolation or as a substitute for cash flows from operating activities or net income (loss) calculated in accordance with GAAP. Further, the results presented by Adjusted Income from Operations, Adjusted Operating Margins and Adjusted Net Income cannot be achieved without incurring the costs that the measures exclude.

The following tables reconcile these non-GAAP numbers to their most directly comparable GAAP measures:

	For the Years Ended		For the Nine Months Ended	
	December 31, 2019	December 31, 2020	September 30, 2020	September 30, 2021
Income from operations	2,462,057	6,282,113	5,101,065	7,012,265
COVID one-time expenses	--	--	--	115,500
Anti-dumping/countervailing duty legal fees	1,536,521	--	--	--
Adjusted income from operations	3,998,578	6,282,113	5,101,065	7,127,765
Revenues	126,282,211	134,827,801	99,319,193	129,752,437
Adjusted Operating Margin	3.2%	4.7%	5.1%	5.5%

	For the Years Ended		For the Nine Months Ended	
	December 31, 2019	December 31, 2020	September 30, 2020	September 30, 2021
Net income	1,571,094	4,730,748	4,017,157	6,865,129
COVID one-time expenses	--	--	--	115,500
Anti-dumping/countervailing duty legal fees	1,536,521	--	--	--
Other Income (PPP loan)	--	--	--	(1,680,900)
Total	3,107,615	4,730,748	4,017,157	5,299,729
Tax impact of adjustments at 18% effective rate	(276,574)	--	--	281,772
Adjusted net income	2,831,041	4,730,748	4,017,157	5,581,501

	For the Years Ended		For the Nine Months Ended	
	December 31, 2019	December 31, 2020	September 30, 2020	September 30, 2021
Net cash provided by (used in) operating activities	1,293,235	5,799,759	29,306	861,442
Purchase of property and equipment	(233,861)	(76,532)	(61,106)	(13,261)
Free cash flow	1,059,374	5,723,227	(31,800)	848,181

24

FGI

RECENT DEVELOPMENTS For the quarter ending December 31, 2021, FGI expects the following based on currently available information: | Revenues between $44 million and $48 million Compared to $35.5 million in Q4 2020 Continued strong demand despite Q4 and Q1 being traditionally weaker than Q2 and Q3 (historically the peak periods for Repair & Renovation) | Gross profit between $7.0 million and $7.4 million Compared to $7.1 million in Q4 2020 Gross margin below typical levels primarily due to the rise in freight/raw materials in Q2 and Q3 being reflected in Q4 sales Product pricing adjusted with the objective of recovering the vast majority of cost increases over the next 3 - 5 months | Income from operations between $0.5 million and $1.0 million Compared to $1.2 million in Q4 2020 Operating margin impacted by gross margin pressures, seasonal weakness, upfront marketing investments in anticipation of new programs in 2022, and IPO - related expenses Total revenue for 2021 is expected to be between $173.8 million and $177.8 million, up from $134.8 million in 2020. 25 (USD MM) 2019 2020 2021 REVENUES $126.3 $134.8 $173.8 - 177.8 Growth 6.8% 28.9 - 31.8% GROSS PROFIT $25.4 $28.4 $31.6 - 32.0 Gross Margin 20.1% 21.2% 18.0 - 18.2% INCOME FROM OPERATIONS $2.5 $6.3 $7.5 - 8.0 Operating Margin 1.9% 4.7% 4.3 - 4.5%

V A L U E - A C CRETIVE BOLT - ONS We will engage in selective “bolt - ons” and large, strategic M&A, should such opportunities clear our return - on - capital hurdles. ENHANCED “SPIN - OFF” PROFITABILITY As a carve - out division from a parent company, we will leverage our independence and our prior investments to generate materially - improved financial performance. KEY INVESTMENT CHARACTERISTICS STRONG SHAREHOLDER ALIGNMENT High insider ownership, including a significant holding by our original parent holding company, will ensure a strong alignment of interests with our public shareholders. TRUSTED GLOBAL SUPPLIER We are global, diversified, and reputable supplier of quality kitchen & bath products (Innovation, Quality, Service) . With decades of continuous innovation and strategic investment, we have become a trusted partner for many of the world’s largest retailers and wholesalers. S TRONG ORGANIC GROWTH We pursue a “BPC” strategy: focus on Brands, Products and sales Channel. Our BPC strategy should yield well - above industry growth averaged through all economic cycles. 26